Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

February 22, 2024

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jeff Gordon

Re:	Howloo, Inc. Offering Statement on Form 1-A/A File No. 024-12359

Dear Mr. Gordon:

This letter is submitted on behalf of our client, Howloo, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed November 17, 2023, and amended on February 1, 2024.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated January 9, 2024; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 3 to Offering Statement on Form 1-A Exhibits

1.	Comment: We note that you have incorporated by reference the consent of SetApart FS. Please file a currently dated consent in your next amendment to the Form 1-A.

The changes reflected in this Amendment have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks